Filed pursuant to Rule 433
Registration No. 333-164300
FINAL TERM SHEET
Dated September 30, 2010
The Bank of Nova Scotia
US$1,250,000,000 2.05% SENIOR NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.05% Senior Notes due 2015

Aggregate Principal	US$1,250,000,000
Amount Offered:

Maturity Date:	October 7, 2015

Price to Public:	99.905%, plus accrued interest from October 7, 2010, if any

Underwriters’ Fee:	0.350%

Net Proceeds to the	US$1,244,437,500
Bank after Underwriters’ Fee and Before Expenses:

Coupon (Interest Rate):	2.05%

Re-offer Yield:	2.070%

Spread to Benchmark Treasury:	T + 83 basis points

Benchmark Treasury:	1.250% due August 31, 2015

Benchmark Treasury Yield:	1.240% (100-01+)

Interest Payment Dates:	April 7 and October 7 of each year, beginning on April 7, 2011, and ending at maturity

Trade Date:	September 30, 2010

Settlement Date:	October 7, 2010; (T+5)

CUSIP / ISIN:	064149 C47 / US064149C472

Underwriters:

Principal Amount of Securities
Underwriter	To Be Purchased
Banc of America Securities LLC	$350,000,000
Citigroup Global Markets Inc.	$250,000,000
Morgan Stanley & Co. Incorporated.	$250,000,000
Scotia Capital (USA) Inc.	$150,000,000
Barclays Capital Inc.	$62,500,000
BNP Paribas Securities Corp.	$62,500,000
Goldman, Sachs & Co.	$62,500,000
UBS Securities LLC	$62,500,000
Total	$1,250,000,000
The Bank has filed a registration statement (File No. 333-164300) (including a base shelf prospectus dated January 11, 2010) and a preliminary prospectus supplement dated September 30, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Banc of America Securities LLC at 1-800-294-1322 or Citigroup Global Markets Inc. at 1‑877‑858‑5407 or Morgan Stanley & Co. Incorporated at 1‑866‑718‑1649 or Scotia Capital (USA) Inc. at 1‑800‑372‑3930.